UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **May 4, 2010**



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Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

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Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

(a) On May 5, 2010, Cross Country Healthcare, Inc. ("the Company") issued a press release announcing results for the quarter ended March 31, 2010, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 5.07   Submission of Matters to a Vote of Security Holders

(a)   The information set forth in this item 5.07 relates to matters submitted to a vote at the Company's Annual Meeting of Stockholders (Annual Meeting) on May 4, 2010.

(c)   (i)   A proposal to elect the directors listed below for a one year term ending in 2011 and until their successors are duly elected and qualified was approved with the following vote:

Name	For	Against	Abstentions	Broker Non-votes
Joseph A. Boshart	29,396,062	0	254,746	600,084
Emil Hensel	29,116,800	0	534,008	600,084
W. Larry Cash	18,601,310	0	11,049,498	600,084
C. Taylor Cole Jr.	29,349,384	0	301,424	600,084
Thomas C. Dircks	18,672,537	0	10,978,271	600,084
Gale Fitzgerald	29,453,789	0	197,019	600,084
Joseph Trunfio	29,005,068	0	645,740	600,084

(ii)   A proposal to approve the amendment of the Cross Country Healthcare, Inc. 2007 Stock Incentive Plan (the "Plan") to : (1) increase the number of shares of common stock, par value $0.0001 per share (the "Common Stock"), of the Company that may be issued under the Plan from 1,500,000 shares to 3,500,000 shares and (2) increase the share sub-limit for awards that are not appreciation awards that may be granted pursuant to the Plan, from 1,200,000 shares to 1,700,000 shares of Common Stock, was approved as follows:

For	Against	Abstentions	Broker Non-votes
28,948,961	685,415	16,432	600,084

(iii)   A proposal to ratify Ernst & Young LLP as the company's registered public accounting firm for the fiscal year ending December 31, 2009 was approved as follows:

For	Against	Abstentions
30,142,917	92,343	15,632

Item 7.01   Regulation FD Disclosure

Incorporated by reference is a press release issued by the Company on May 5, 2010, which is attached hereto as Exhibit 99.1. This information is being furnished under Item 7.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on May 5, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL

Emil Hensel
Chief Financial Officer

Dated: May 6, 2010

LINKS

Item 2.02	Results of Operations and Financial Condition
Item 5.07	Submission of Matters to a Vote of Security Holders
Item 7.01	Regulation FD Disclosure
Item 9.01	Financial Statements and Exhibits





Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS FIRST QUARTER 2010 RESULTS

BOCA RATON, Fla. – May 5, 2010 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported revenue of $121.4 million in the first quarter ended March 31, 2010, and net income of $1.1 million, or $0.04 per diluted share. This compares to revenue of $175.4 million in the prior year quarter and net income of $3.0 million, or $0.10 per diluted share. Cash flow from operations for the first quarter of 2010 was $10.3 million.

"While the healthcare staffing industry still faces challenges, it appears we have weathered the worst of the down-turn in our operating environment and Cross Country has emerged in a relatively attractive competitive position given the strength of our balance sheet and the market share gains we have achieved in travel nurse and allied staffing, in particular, over the past 18 months," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc.

"Our gross margin in the first quarter was up 270 basis points from the prior year and we ended the quarter with a debt leverage ratio comfortably below the maximum allowed under our credit agreement. More importantly, during the second quarter we made the final earn-out payment for the MDA acquisition of $12.8 million using cash on hand at the time and, as a result, expect to end the second quarter with less debt than we had at March 31st," Mr. Boshart added.

Nurse and Allied Staffing

For the first quarter of 2010, the nurse and allied staffing business segment (travel and per diem nurse and travel allied staffing) generated revenue of $64.7 million, reflecting a 38% decrease from the prior year quarter and a 1% sequential decrease from the fourth quarter of 2009. Contribution income (defined as income from operations before depreciation and amortization and corporate expenses not specifically identified to a reporting segment) decreased 41% in the first quarter of 2010 to $5.9 million from $10.0 million in the same quarter a year ago, and decreased 18% sequentially from the fourth quarter of 2009. The year-over-year decreases in revenue and contribution income reflect the reduced demand for temporary nurse and allied staffing services primarily due to the macroeconomic environment, whereas the sequential decrease was due to two less days in the first quarter of the year combined with the normal reset of payroll taxes.

Segment staffing volume decreased 35% from the prior year quarter, but increased 2% sequentially from the fourth quarter of 2009. The sequential improvement reflected staffing volume gains in both travel and per diem staffing. Starting in the first quarter of 2010, the Company has elected to change the reporting of its revenue per FTE from a weekly basis to a daily basis, and going forward, will also provide comparable prior year quarter and period data in its respective quarterly earnings press releases. The segment revenue per FTE per day for the first quarter of 2010 was $303, a decline of 5% from the prior year quarter reflecting a 3% decline in the average hourly bill rate in travel nurse staffing and a relatively higher mix of per diem staffing, which typically has a lower average bill rate than travel staffing due to the mix of healthcare professionals.

Physician Staffing

For the first quarter of 2010, the physician staffing business segment generated revenue of $31.1 million, a 19% decrease from the prior year quarter and a 6% decrease sequentially from the fourth quarter of 2009. Contribution income decreased 11% in the first quarter of 2010 to $2.9 million from $3.2 million in the same quarter a year ago, and decreased 25% sequentially from the fourth quarter of 2009. Physician staffing days filled for the first quarter of 2010 were 19,606 days, an 18% decrease from the prior year quarter and a 10% decrease sequentially from the fourth quarter of 2009. Revenue per day filled for the first quarter of 2010 was $1,588, a 1% decrease from the prior year quarter, but a 4% increase sequentially from the fourth quarter of 2009, reflecting a favorable change in the mix of specialties.

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The Company believes the lingering effects of the recession and the weak housing market have delayed the retirement plans of many physicians. These factors, along with a reduction in surgeries have resulted in a decrease in demand for temporary physicians, particularly in such specialties as anesthesiology and surgery.

Clinical Trials Services

For the first quarter of 2010, the clinical trials services segment generated revenue of $15.2 million, a decrease of 28% from $21.0 million in the prior year quarter, but a 2% increase sequentially from the fourth quarter of 2009. Contribution income decreased 28% in the first quarter of 2010 to $1.6 million from $2.2 million in the prior year, but increased 72% sequentially from the fourth quarter of 2009.

While the environment for clinical trials services remained weak during the first quarter of 2010, the Company has seen gradual improvement in the core contract staffing component of its business.

Other Human Capital Management Services

For the first quarter of 2010, the other human capital management services business segment (education and training and retained search) generated revenue of $10.4 million, a 7% decrease from revenue of $11.1 million in the same quarter in the prior year and a 3% decrease sequentially from the fourth quarter of 2009. Segment contribution income increased 10% to $1.0 million in the first quarter of 2010 from $0.9 million in the prior year quarter, but decreased 1% sequentially from the fourth quarter of 2009.

Debt Repayments

During the first quarter of 2010, the Company reduced its debt by $5.3 million from the end of the prior quarter. At March 31, 2010, the Company had $57.2 million of total debt on its balance sheet and a debt, net of cash, to total capitalization ratio of 14.4%. At the end of the first quarter of 2010, the Company's debt leverage ratio (as defined in its credit agreement) was 2.0 to 1, well below the 2.5 to 1 maximum allowable ratio effective for the duration of the credit agreement.

Guidance for Second Quarter 2010

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations, any impairment charges or valuation allowances, any significant legal proceedings or repurchases of the Company's common stock.

Cross Country Healthcare expects revenue in the second quarter of 2010 to be in the $117 million to $120 million range and earnings per diluted share to be in the range of $0.02 to $0.04.

Annual Meeting of Stockholders

At the Company's Annual Meeting of Stockholders held on May 4, 2010, all seven directors were re-elected to hold office until the next Annual Meeting or until their successors are duly elected and qualified. Stockholders also approved an amendment to the Cross Country Healthcare, Inc. 2007 Stock Incentive Plan (the "Plan") to (a) increase the number of shares of the Company's common stock, par value $0.0001 per share, that may be issued under the Plan from 1,500,000 shares to 3,500,000 shares and (b) increase the share sub-limit for awards that are not appreciation awards that may be granted pursuant to the Plan, from 1,200,000 shares to 1,700,000 shares of Common Stock. In addition, stockholders approved and ratified the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2010.

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Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Thursday, May 6th at 10:00 a.m. Eastern Time to discuss its first quarter 2010 financial results. This call will be webcast live and may be accessed at the Company's website at www.crosscountryhealthcare.com or by dialing 888-603-8918 from anywhere in the U.S. or by dialing 517-308-9260 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available from May 6th through May 20th. A replay of the conference call will be available by telephone from approximately noon Eastern Time on May 6th until May 20th by calling 866-359-6495 from anywhere in the U.S. or 203-369-0152 from non-U.S. locations – Passcode: 2010.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a diversified leader in healthcare staffing services offering a comprehensive suite of staffing and outsourcing services to the healthcare market that include nurse and allied staffing, physician staffing, clinical trials services and other human capital management services. The Company believes it is one of the top two providers of travel nurse and allied staffing services; one of the top three providers of temporary physician staffing (locum tenens) services; a leading provider of clinical trials staffing services and retained physician search services; and a provider of educational seminars, specifically for the healthcare marketplace. On a company-wide basis, Cross Country Healthcare has approximately 4,500 contracts with hospitals and healthcare facilities, pharmaceutical and biotechnology customers, and other healthcare organizations to provide our healthcare staffing and outsourcing solutions. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at this website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

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For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877.686.9779 | Email: hgoldman@crosscountry.com

Cross Country Healthcare, Inc.
Consolidated Statements of Income (a)
(Unaudited, amounts in thousands, except per share data)

	Three Months Ended March 31,		
	2010	2009	% Change
Revenue from services	$ 121,361	$ 175,417	(31%)
Operating expenses:			
Direct operating expenses	87,728	131,584	(33%)
Selling, general and administrative expenses	27,885	33,438	(17%)
Bad debt expense	211	(95)	322%
Depreciation	2,153	2,305	(7%)
Amortization	961	1,023	(6%)
Total operating expenses	118,938	168,255	(29%)
Income from operations	2,423	7,162	(66%)
Other expenses (income):			
Foreign exchange loss (income)	43	(73)	159%
Interest expense, net	1,056	1,701	(38%)
Income before income taxes	1,324	5,534	(76%)
Income tax expense (b)	189	2,498	(92%)
Net income	$ 1,135	$ 3,036	(63%)
Net income per common share:			
Basic	$ 0.04	$ 0.10	(60%)
Diluted	$ 0.04	$ 0.10	(60%)
Weighted average common shares outstanding:			
Basic	31,009	30,775	
Diluted	31,154	30,934	

Cross Country Healthcare, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, amounts in thousands)

	March 31, 2010	December 31, 2009
Assets		
Current assets:		
Cash and short-term cash investments	$ 13,305	$ 8,569
Accounts receivable, net	66,892	70,172
Deferred tax assets	12,399	11,794
Income taxes receivable	6,995	7,405
Other current assets	8,059	8,268
Total current assets	107,650	106,208
Property and equipment, net	17,819	19,706
Trademarks, net	62,784	62,858
Goodwill, net	130,367	130,701
Other identifiable intangible assets, net	27,537	28,572
Debt issuance costs, net	1,333	1,536
Non-current deferred tax assets	5,294	5,390
Other long-term assets	1,639	1,618
Total assets	$ 354,423	$ 356,589
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 7,894	$ 8,143
Accrued employee compensation and benefits	17,636	16,140
Current portion of long-term debt	5,676	5,733
Interest rate swaps-current	1,027	1,427
Other current liabilities	3,565	3,113
Total current liabilities	35,798	34,556
Long-term debt	51,566	56,781
Other long-term liabilities	19,459	19,181
Total liabilities	106,823	110,518
Commitments and contingencies		
Stockholders' equity:		
Common stock	3	3
Additional paid-in capital	241,431	240,870
Accumulated other comprehensive loss	(3,146)	(2,979)
Retained earnings	9,312	8,177
Total stockholders' equity	247,600	246,071
Total liabilities and stockholders' equity	$ 354,423	$ 356,589

Cross Country Healthcare, Inc.
Segment Data (c)
(Unaudited, amounts in thousands)

| | Three Months Ended March 31, | | | | |
	2010	% of Total	2009	% of Total	% Change
Revenue:					
Nurse and allied staffing	$ 64,670	53%	$ 105,029	60%	(38%)
Physician staffing	31,142	26%	38,258	22%	(19%)
Clinical trials services	15,171	13%	20,987	12%	(28%)
Other human capital management services	10,378	8%	11,143	6%	(7%)
	$ 121,361	100%	$ 175,417	100%	(31%)
Contribution income (d)					
Nurse and allied staffing	$ 5,896		$ 10,028		(41%)
Physician staffing	2,882		3,242		(11%)
Clinical trials services	1,578		2,187		(28%)
Other human capital management services	1,018		929		10%
	11,374		16,386		(31%)
Unallocated corporate overhead	5,837		5,896		(1%)
Depreciation	2,153		2,305		(7%)
Amortization	961		1,023		(6%)
Income from operations	$ 2,423		$ 7,162		(66%)

Cross Country Healthcare, Inc.
Other Financial Data
(Unaudited)

| | Three Months Ended March 31, | | |
	2010	2009	% Change
Net cash provided by operating activities (in thousands)	$ 10,274	$ 25,575	(60%)
Nurse and allied staffing statistical data:			
FTEs (e)	2,368	3,647	(35%)
Days worked (f)	213,120	328,230	(35%)
Revenue per FTE per day (g)	$ 303	$ 320	(5%)
Physician staffing statistical data :			
Days filled (h)	19,606	23,935	(18%)
Revenue per days filled (i)	$ 1,588	$ 1,598	(1%)

(a) Prior year data has been reclassified to conform to the current year's presentation.

(b) The low tax rate in the first quarter of 2010 was due to certain discrete items, including an immaterial prior year correction related to a tax election the Company made on behalf of a subsidiary acquired in 2008 as part of the MDA Holdings, Inc. acquisition.

(c) Segment data provided is in accordance with the Segment Reporting Topic of the FASB ASC.

(d) Defined as income from operations before depreciation, amortization and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.

(e) FTEs represent the average number of nurse and allied contract staffing personnel on a full-time equivalent basis.

(f) Days worked is calculated by multiplying the FTEs by the number of days during the respective period.

(g) Average revenue per FTE per day is calculated by dividing the nurse and allied staffing revenue by the number of days worked in the respective periods. Nurse and allied staffing revenue also includes revenue from permanent placement of nurses.

(h) Days filled is calculated by dividing the total hours filled during the period by 8 hours.

(i) Revenue per days filled is calculated by dividing the applicable revenue generated by the Company's physician staffing segment by days filled for the period presented.